Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

Atlantic Power Corporation

The following table sets forth the ratio of earnings to fixed charges for the periods indicated below.

	Three Months Ended	Year Ended December 31,
(in millions of U.S. dollars)	March 31, 2013	2012	2011	2010	2009		2008
Earnings (loss) from continuing operations before income taxes	$4.4	$(144.8)	$(82.9)	$(12.0)	$(82.7)		$(2.6)
Loss attributable to noncontrolling interest	(1.9)	0.6	0.5	0.1	—		—
Distributions from equity investments	8.9	38.3	21.9	16.8	27.8		41.0
Interest capitalized	—	(16.9)	(2.9)	(5.0)	—		—
Preferred share dividends of a subsidiary company	(3.2)	(13.0)	(3.2)	—	—		—
Fixed charges (from below)	41.4	147.8	52.1	34.3	74.7		61.0
	$49.6	$12.0	$(14.5)	$34.2	$19.8		$99.4
Preferred share dividends of a subsidiary company	$3.2	$13.0	$3.2	$—	$—		$—
Project level interest	$12.3	$44.9	$22.9	$22.6	$18.7		$17.7
Corporate level interest	25.9	89.9	26.0	11.7	56.0		43.3
	$41.4	$147.8	$52.1	$34.3	$74.7		$61.0
Ratio of earnings to fixed charges	1.20	(1)	(1)	1.00		(1)	1.63

(1)         Our ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For these purposes, “earnings” is the amount resulting from adding together earnings (loss) from continuing operations before income taxes, distributions from equity investments and fixed charges and subtracting loss attributable to noncontrolling interests, interest capitalized and preferred share dividends of a subsidiary company. “Fixed charges” is the amount resulting from adding together preferred share dividends of a subsidiary company, project level interest (including interest capitalized and interest from discontinued operations) and corporate level interest expenses. Earnings were insufficient to cover fixed charges by US$135.8 million, US$66.6  million and US$54.9 million for the years ended December 31, 2012, 2011 and 2009, respectively, due to a loss from continuing operations before taxes of US$ 144.8, US$82.9 and US$82.7, for the years ended December 31, 2012, 2011 and 2009, respectively.